OEI INTERNATIONAL, INC.
                       2727 North Loop West, Suite 400
                             Houston, Texas 77009

                                 July 28, 1998

VIA EDGAR AND FACSIMILE 202-942-9528

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Steve Duvall
      Ms. Theresa Regan

      Re:   OEI International, Inc.

            Registration Statement on Form S-1, No. 333-50323

Ladies and Gentlemen:

      OEI International, Inc. (the "Company"), the registrant under the registration statement on Form S-1, No.333-35449 (the "Registration Statement"), hereby withdraws its request that the Registration Statement, as amended, be declared effective.

                                    OEI INTERNATIONAL, INC.

                                    By:   /S/   MICHAEL L. BURROW
                                        Michael L. Burrow
                                        Chairman and Chief Executive Officer